FIRST AMENDMENT TO FIRST AMENDED AND RESTATED OPERATING AGREEMENT

OF

BROWNMILL, LLC

This First Amendment to First Amended and Restated Operating Agreement (this “Amendment”) of BROWNMILL, LLC (the “Company”), effective as of this 1st day of April, 2010, by and among LIGHTSTONE HOLDINGS LLC, a Delaware limited liability company (“Holdings”), THE DWL 2003 FAMILY TRUST, a trust organized under the laws of the State of New Jersey (the “Trust”), BROWNMILL MANAGER CORP., a New Jersey corporation (“Brownmill Corp.”), and LIGHTSTONE VALUE PLUS REIT II LP, a Delaware limited partnership (the “REIT OP”), whose addresses are set forth on Schedule A annexed hereto, amends in relevant part that certain First Amended and Restated Operating Agreement (“Operating Agreement”), dated as of September 27, 2005, between Holdings, Trust and Brownmill Corp. (each of the foregoing, a “Member,” and all of the foregoing collectively, the “Members”), and any persons hereafter admitted as Members in accordance herewith.  All defined terms used herein but are not otherwise defined shall have the meanings ascribed to them in the Operating Agreement.

WITNESSETH:

WHEREAS, David Lichtenstein (“Lichtenstein”) is the sole member and managing member of Holdings, owning a 100% membership interests in Holdings;

WHEREAS, Lichtenstein, REIT OP and Lightstone SLP II LLC (“Lightstone SLP”) entered into that certain Third Amended and Restated Agreement, dated as of January, 30, 2009, pursuant to which Lichtenstein is required on a semi-annual basis to fund the purchase of subordinated profits interests in the REIT OP with (i) cash or (ii) contributions of interests in real property of equivalent value (“Lichtenstein Funding Requirement”);

WHEREAS, Holdings owns a 50.5% membership interests (“Membership Interests”) in the Company, the owner of those certain properties known as Browntown Shopping Center located in Old Bridge, New Jersey and Millburn Mall located in Union, New Jersey (the “Properties”);

WHEREAS, on the date hereof, Lichtenstein, as the owner of Holdings, satisfied the Lichtenstein Funding Requirement and, in furtherance thereof, directed Holdings to contribute to the REIT OP a 51.98% of its Membership Interests (equaling to a 26.25% interest in the Company) in consideration of the REIT OP’s issuance to Lightstone SLP associate partnership units in the REIT OP having a value of $2,500,000; and

WHEREAS, Holdings, Trust and Brownmill Corp. now desire to amend the Operating Agreement to reflect the admission of REIT OP as a Member of the Company, and to make certain other changes.

NOW THEREFORE, the Members agree to amend the Operating Agreement to read as follows:

1.           Article IV Management of the Operating Agreement is hereby amended to add the following subsections:

4.4.         Powers.

(a)           Subject to Sections 4.4(c), the Managing Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described in this Agreement, including all powers, statutory or otherwise. Subject to Sections 2.6 and 4.4, the Managing Member has the authority to bind the Company. Notwithstanding the foregoing, the parties expressly acknowledge that the adoption, modification or revocation of a Major Decision (defined below) requires the approval of REIT OP and any successor to its interests. If the Managing Member proposes to adopt, modify or revoke a Major Decision, it shall deliver notice to REIT OP describing the proposal. If REIT OP fails to respond to the Managing Member within five (5) business days after notice of such proposal, then such proposal shall be deemed to have been approved.

(b)          Managing Member as Agent. To the extent of its powers set forth in this Agreement, the Managing Member is an agent of the Company for the purpose of the Company’s business, and the actions of the Managing Member taken in accordance with such powers set forth in this Agreement shall bind the Company.

(c)           Major Decisions. Notwithstanding any other provisions of this Agreement, the Company and/or the Managing Member may not, without the approval of REIT OP take any of the following actions (each, a “Major Decision”):

(i)           borrow money (whether on a secured or unsecured basis, on par or subordinate to that certain loan in the original principal amount of $23,800,000 pursuant to that Loan Agreement, dated as of September 28, 2005, by and between the Company and Countrywide Commercial Real Estate Finance, Inc., as may be amended, modified, or supplemented (the “Loan”), but excluding trade debt or amend any of the material terms and conditions of any financing of the Company;

(ii)          grant any mortgage, security interest or any other lien on any of the Properties or any other assets of the Company or any of its subsidiaries, other than the mortgage securing the Loan;

(iii)         except as otherwise provided herein, sell all or any portion of any of the Properties;

(iv)        seek or consent to any change in the zoning or other land use regulations affecting any of the Properties or any permits or approvals granted thereunder if such change will materially adversely affect the value of the Properties or the rights, interests or obligations of the parties under this Agreement;

(v)         rebuild or reconstruct the improvements on the Properties if they are substantially damaged by a fire or other casualty, except to the extent the Company or any of its Subsidiaries is required to do so pursuant to the Loan or except to the extent that the cost to rebuild or reconstruct the improvements is less than $1,000,000;

(vi)        acquire any real property (other than the Properties), any direct or indirect interest in real property, or any interest in any Person other than the subsidiaries of the Company;

(vii)       incur any single capital expenditure in excess of $250,000, other than capital expenditures which are (i) set forth in a budget approved by the Members, or (ii) otherwise specifically approved by REIT OP;

(viii)      assign, transfer, pledge, compromise or release any of the claims of or debts of the Company or insurance or condemnation proceeds due the Company exceeding $50,000 except in connection with the receipt by the Company of payment in full of such claims or debts;

(ix)         except for leases consistent with the leasing guidelines in the Budget, enter into any lease for a portion of the Properties in excess of 15,000 square feet;

(x)          change the Company’s or any of its subsidiaries’ accounting method, either for financial or tax reporting purposes or otherwise;

(xi)         dissolve the Company;

(xii)        effect any merger, consolidation or restructuring of the Company;

(xiii)       purchase or redeem all or any portion of the limited liability company interest of any Member in the Company, except as provided herein with respect to permitted transfers;

(xiv)       other than in connection with the Loan and except as provided in Section 4.4(c)(ix), sell, assign, transfer, pledge, hypothecate or otherwise dispose of or encumber all or any portion of any of the Company's interest in any subsidiary or permit any subsidiary to sell, assign, transfer, pledge, hypothecate or otherwise dispose of or encumber all or any portion of its assets or cause or permit any additional equity interests to be issued by or new members to be admitted to any subsidiary;

(xv)        amend or otherwise modify any of the organizational documents of the Company or any subsidiary in any material respect or take any action which would result in the Company not being able to manage or exercise control over any subsidiary;

(xvi)       employ any management company for the Company, except that the Members specifically approve The Lightstone Group (“Lightstone”) as the property manager pursuant to that certain Property Management Agreement, dated as of September 12, 2005, by and among the Company and Lightstone;

(xvii)      approve annual budgets of the Company;

(xviii)     make distributions pursuant to Section 3.3 above; and

(xix)       take any other actions which, pursuant to the terms of this Agreement, require approval of all of the Members.

(d)          Deadlock Regarding Significant Decisions; Buy/Sell Option. In the event there is not a unanimous vote of the Members with respect to any Major Decision (a “Deadlock”), whether at a meeting of the Members or by an action by written consent in accordance with this Section 4.4, then within two (2) business days after such vote (or such consent is requested by a Member) each Member shall provide to the other Member a written notice describing in reasonable detail the reason for its position with respect to a Major Decision at issue. The Members shall then enter into good faith negotiations to amicably resolve such Deadlock and continue such negotiations for a period of at least five (5) business days (such period being the “Cooling-Off Period”). If a Deadlock is not resolved during the Cooling-Off Period, then commencing on the business day following the date that the Cooling-Off Period shall have terminated (the “Termination Date”), each of the Members shall have the following rights:

(i)           either Member (the “Initiating Member”) shall be entitled to deliver a written notice (the “Offer Notice”) to the other (the “Deciding Member”) specifying in such notice that the Initiating Member offers to purchase all, but not less than all, of the limited liability company interest in the Company of the Deciding Member upon the terms and conditions specified in reasonable detail in the Offer Notice; and

(ii)          upon receipt of an Offer Notice, the Deciding Member shall have three (3) business days to deliver a written notice (the “Response Notice”) to the Initiating Member specifying in the Response Notice either that:

A.          the Deciding Member has elected to sell all of its limited liability company interest in the Company to the Initiating Member at the price and upon the terms and conditions specified in the Offer Notice, in which case, the Initiating Member shall purchase, and the Deciding Member shall sell, all of the Deciding Member's limited liability company interest in the Company at the price and upon the terms and conditions specified in the Offer Notice; or

B.           the Deciding Member has elected to purchase all of the Initiating Member's limited liability company interest in the Company at the Offer Price (as defined below) and upon the terms and conditions specified in the Offer Notice, in which case the Deciding Member shall purchase, and the Initiating Member shall sell, all of the Initiating Member's limited liability company interest in the Company at the Offer Price and upon the terms and conditions specified in the Offer Notice.

(iii)         An Offer Notice shall only be valid if delivered on or after the Termination Date, and any Offer Notice delivered prior to such time shall be deemed null and void and have no force or effect. Each Member agrees that if an Offer Notice is not sent within five (5) business days following the Termination Date, then the Deadlock shall be deemed to have been amicably resolved and the proposed action that is the subject of the Deadlock shall be deemed to have been adopted by the Members.

(iv)        Upon delivery of an Offer Notice to either Member, then the Deciding Member shall not be permitted to deliver a subsequent Offer Notice and any such subsequent Offer Notice shall be deemed null and void and have no force or effect; provided, however, that in the event that each Member shall have delivered to the other an Offer Notice on the same day (without regard to the time of day such Offer Notice is received) then, in such event, the Offer Notice which contains the lowest purchase price for the other's limited liability company interest in the Company shall be deemed null and void and have no force or effect.

(v)         Notwithstanding any provision contained herein to the contrary, in the event that the Deciding Member has not delivered a Response Notice within the three (3) business days period provided for in Section 4.4(f)(ii) above, then for purposes of this Agreement the Deciding Member shall be deemed to have made the election specified in Section 4.4(f)(ii)(A) above and thereafter the Deciding Member shall sell all of its limited liability company interest in the Company to the Initiating Member at the price and upon the terms and conditions specified in the Offer Notice.

(vi)        The Members agree that irreparable damage would occur in the event any of the provisions of this Section 4.4(f) were not performed in accordance with the terms hereof and that the Members shall be entitled to specific performance of the terms and provisions of this Section 4.4(f), in addition to any other remedy at law or equity. The Members further agree that time is of the essence with respect to any time periods set forth in this Section 4.4(f).

(vii)       For purposes of this Section 4.4(f), the “Offer Price” means the product obtained when multiplying (i) the quotient obtained when dividing (x) the dollar amount of the price offered by the Initiating Member in the Offer Notice by (y) the Percentage of limited liability company interest in the Company of the Deciding Member multiplied by 100, and (ii) the Percentage of limited liability company interest in the Company of the Initiating Member multiplied by 100.

2.           Section 6.6 of the Operating Agreement is hereby amended in its entirety to read as follows:

6.6.           Transfers.  Except as otherwise provided in this Agreement, (i) no Member may sell, transfer, assign, hypothecate, pledge or otherwise dispose of or encumber (including the grant of an option with respect to any of the foregoing), directly or indirectly (“Transfer”), all or any part of its limited liability company interest in the Company or withdraw from the Company, and (ii) no Transfer of any direct or indirect interest in a Member shall be permitted, except (in the case of both clauses (i) and (ii)) with the prior written approval of the Managing Member, which approval may be granted or withheld by the Managing Member in its sole and absolute discretion.

3.           Schedule A of the Operating Agreement shall be replaced by Schedule A attached hereto.

4.           This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns hereunder.

[SIGNATURES FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement the day and year first above written.

MEMBERS:

LIGHTSTONE HOLDINGS LLC

By:	\s\ David Lichtenstein
Name: David Lichtenstein
Title: Manager

THE DWL 2003 FAMILY TRUST

By:	\s\ Shifra Lichtenstein
Name: Shifra Lichtenstein
Title: Trustee

BROWNMILL MANAGER CORP.

By:	\s\ David Lichtenstein
Name: David Lichtenstein
Title: President

LIGHTSTONE VALUE PLUS REIT II LP

By:	LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC., a Maryland corporation, its General Partner

	By:	\s\ Donna Brandin
Name: Donna Brandin
Title: Chief Financial Officer

SCHEDULE A

Name and Address	Membership Interests

Lightstone Holdings LLC	24.25%
c/o The Lightstone Group, LLC
1985 Cedar Bridge Avenue
Suite 1
Lakewood, NJ 08701

The DWL 2003 Family Trust	49%
c/o The Lightstone Group, LLC
1985 Cedar Bridge Avenue
Suite 1
Lakewood, NJ 08701

Brownmill Manager Corp.	0.5%
c/o The Lightstone Group, LLC
1985 Cedar Bridge Avenue
Suite 1
Lakewood, NJ 08701

Lightstone Value Plus REIT II LP	26.25%
c/o The Lightstone Group, LLC
1985 Cedar Bridge Avenue
Suite 1
Lakewood, NJ 08701